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                             January 25, 2022

       Ka Fai Yuen
       Chief Executive Officer and Director
       Zhong Yang Financial Group Limited
       118 Connaught Road West
       Room 1101
       Hong Kong

                                                        Re: Zhong Yang
Financial Group Limited
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form F-1
                                                            Filed December 23,
2021
                                                            File No. 333-259441

       Dear Mr. Yuen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

       Amendment No. 4 to Form S-1

       Cover Page

   1. Please provide a description of how cash is transferred through your organization and disclose your
intentions to distribute earnings. State whether any transfers, dividends, or distributions have been
made to date between the holding company and its subsidiaries, or to investors, and
quantify the amounts where applicable. Provide cross-references to the condensed consolidating
schedule and the consolidated financial statements.
 Ka Fai Yuen
FirstName  LastNameKa   Fai Yuen
Zhong Yang   Financial Group Limited
Comapany
January 25,NameZhong
            2022        Yang Financial Group Limited
January
Page 2 25, 2022 Page 2
FirstName LastName
Propsectus Summary, page 1

2. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations of your subsidiaries, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      William S. Rosenstadt, Esq.